Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

TABLE OF CONTENTS

1.1	Overview	2
1.1.1	The I-M Project, California	3
1.1.2	Buckskin Rawhide Property, Nevada	5
1.1.3	Stewart Property, British Columbia	7
1.1.4	Rozan Property, British Columbia	8
1.1.5	Market Trends	9
1.1.6	Golden Bear Ceramics Company	9
1.2	Results of operations	10
1.3	Summary of Quarterly Results (Unaudited)	14
1.4	Liquidity	15
1.5	Capital Resources	16
1.6	Off-Balance Sheet Arrangements	20
1.7	Related party transactions and balances	20
1.8	Proposed Transactions	21
1.9	Critical Accounting Estimates	21
1.10	Transitional to International Financial Reporting Standards	22
1.11	Financial Instruments and Other Instruments	23
1.12	Management of capital	25
1.13.1	Other MD & A Requirements	25
1.13.2	Additional Disclosure for Venture Issuers without Significant Revenue	25
1.13.3	Disclosure of Outstanding Share Data	26
1.14	Other Information	27

The following information, prepared as of August 29, 2011, should be read in conjunction with the condensed consolidated interim financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the period ended June 30, 2011 and 2010 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated.  Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced.  Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1           Overview

Emgold is a mineral exploration and mine development company.  The main focus of the company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”).  The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton.  The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.  The permitting application is based on development of up to a 2,400-ton per day mining and processing operation with potential to produce over 250,000 ounces of gold per year.

The Company is currently in the process of completing an Environmental Impact Report (“EIR”) to reopen the Idaho-Maryland Mine.  The City of Grass Valley is the Lead Agency and permitting is being completed according to the California Environmental Quality Act (“CEQA”).  Upon completion of the EIR, the Company will obtain a Conditional Mine Use Permit (“CMUP”) and other operating permits to reopen the Idaho-Maryland Mine.  The Company anticipates the completion of the EIR and receipt of the CMUP for the I-M Project in 2012, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

The Company also has a portfolio of early to middle stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and until January 2010, the Rozan Property in British Columbia.  The Rozan Property is currently subject to a lease and option to purchase agreement with Valterra Resource Corporation.

In addition, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding.  These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits.  The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

The following is a brief summary of the Company’s activities during the six months ended June 30, 2011 (“fiscal 2011”):

•
Emgold continued with the EIR process related to the Idaho-Maryland Mine.  During 2010, the Company worked on making several modifications and clarifications to the Project Description for the Idaho-Maryland Project.  Emgold submitted 2011 Revised Project Applications to the City of Grass Valley in April of 2011, with these modifications and clarifications incorporated into those documents, and the Applications were accepted by the City in May 2011.  The purpose of the 2011 Revised Project Applications is to eliminate or reduce potential environmental impacts identified in the 2008 Draft EIR and through public comment associated with Draft EIR and the Company’s Community Outreach Program in Grass Valley.  A Revised Draft EIR will be completed, to ensure adequate public comment and analysis of the modifications as part of the CEQA process.  Subsequently, it is expected that the Final EIR will be completed during 2012.  The City of Gras Valley is currently in the bid process to select a consultant to complete the Revised Draft EIR and Final EIR for the project.

•	Emgold’s loss for fiscal 2011 was $792,878, or $0.02 per share, compared to a loss of $566,737, or $0.03 per share in the six months ended June 30, 2010 (“fiscal 2010”).

•	During fiscal 2011, cash used in operations was $455,753 compared to $666,066 in fiscal 2010.

•
Exploration expenditures (net of recoveries) of mineral property interests totaled $478,298  in fiscal 2011, compared to $322,723 in fiscal 2010.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2011, with the 2010 expenditures in parentheses: Idaho-Maryland - $452,859 ($670,657); Buckskin Rawhide - $17,094 ($ 5,185); Rozan – $NIL ($(1,197); and Stewart – $8,344 ($466).

The Company’s primary focus is the I-M Project.  The Company anticipates the receipt of the CMUP for the I-M Project by 2012, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

1.1.1           The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851.  It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold.  It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property.  Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold.  Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project.  The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project.  Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At June 30, 2011, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010.  For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter.  The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.

The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City subsequently completed an Initial Study on January 8, 2008 and commenced preparation of the Draft EIR.

The Draft EIR was prepared by the City of Grass Valley and its consultants.  It was submitted for public comment on October 30, 2008. The public comment period was completed January 20, 2009.  Public and agency comments obtained in the public comment period were categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  Subsequent to these meetings, Emgold elected to make certain modifications to the Project Description for the Draft EIR and revise its permit applications prior to completing the Final EIR.  The primary reasons for the revisions was to reduce potential air quality impacts identified in the 2008 Draft EIR and ensure that clean up of legacy mine tailings at the Idaho-Maryland site was adequately analyzed in the EIR.

The Company completed its second revision to the Project Description and its permit applications for the project in May 2011 and they were subsequently accepted as complete by the City on May 24, 2011.  The City is currently obtaining competitive bids from qualified to complete a Revised Draft EIR and Final EIR.

The pace of work in permitting the Idaho-Maryland Project has been affected by availability of funds and work has been adjusted based on funding available.  The Final EIR is anticipated by the Company in 2012 and it is expected that the CMUP may be issued by the City within 120 days of the Final EIR being completed.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to operations in California.  Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Soledad Mountain Project.  Molycorp is in the process of reopening the Mountain Pass rare earth project and U.S. Borax operates the Boron Mine.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to allow to inform the public about the project and to listen to their concerns.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

1.1.2           Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to 46 unpatented mineral claims totaling 920 acres called the Buckskin Rawhide Property, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  An additional 49,424 shares were issued in December 2010 in satisfaction of the second option payment required under the agreement.  In April, 2011, the Company staked an additional 6 unpatented mining claims totaling 120 acres, increasing the total property package to 52 claims and 1,040 acres.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Rawhide Mine, a gold/silver mine owned and operated by Rawhide Mining Company.  It was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production of 1.4 million ounces of gold and 10 million ounces of silver between 1990 and 2004.It is also adjacent to the Regent gold-silver Property, owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company and has 580 holes, mostly reverse circulation.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

In 2010, Emgold completed rock chip sampling and grab sampling of the Black Eagle vein area of the Buckskin Rawhide Property.  Sampling results were announced in Emgold’s January 12, 2011 news release and included very high grade chip samples, including the best sample averaging 9.00 ounces per ton gold and 17.58 ounces per ton silver.  A high-grade mineralized shoot was delineated in the Black Eagle vein, about 300 feet in strike length.  Emgold believes the property has potential for discovery of both high-grade and bulk disseminated gold and silver mineralization.

Emgold’s lease and option to purchase agreement is with Nevada Sunrise LLC, a private company located at Auburn, California.  The Property is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.  This part of the Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Year	Advance Royalty Payment
2009	$10,000 (1) (paid in common shares)
2010	$10,000 (1) (paid in common shares)
2011	$10,000 (1)
2012	$20,000 (1)
2013	$40,000 (1)
2014	$60,000 (2)
2015	$60,000 (2)
2016	$60,000 (2)
2017	$60,000 (2)
2018	$60,000 (2)
2019	$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

1.1.3           Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geologic trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, and Sultan Minerals Inc.’s Kena Property (see map of Rozan and Stewart Properties, British Columbia).

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs to use in future exploration.

The companies that explored the Stewart Property were seeking specific metals.  In general most of the work was focused on exploring for tungsten and base metals from the 1940’s through the 1960’s.  A relatively minor amount of gold exploration was completed in the late 1980’s and 1990’s.  Emgold’s assessments considered all of those metals.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Emgold acquired the Stewart Property from Jack and Eric Denny in the year 2001.  Emgold originally optioned the property for its gold potential but eventually conducted exploration for any previously discovered metals.  In 2001, Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetic, resistivity, and electromagnetic).  In 2005, Emgold completed a 6-hole diamond drill program totaling 404.47 meters of NQ size core and in 2006 five more holes were drilled.  That program included rock and soil sampling and the results indicated that further work on the property was warranted and that the other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property.  A total of 28 trenches and 30 diamond drill holes (3,338 meters of 10,950 feet of drilling) were completed on the property, and 339 trench samples along with 1,285 BTW size core samples were obtained and shipped to a laboratory in Vancouver, BC for analysis.  The results of this program further defined the presence of gold and tungsten-molybdenum mineralization on the property, and produced more evidence that Stewart had significant potential.

Emgold believes that the Stewart Property has very good potential to host a large mineral deposit, but a large-scale exploration program will be required to adequately make this assessment.  This program would require deep drilling to test for mineralization at depths greater than previously assessed, and might require more geochemistry or geophysics to define exploration targets.

In December 2010, the Company completed a Cdn$500,000 flow through financing to conduct exploration activities on the Stewart Property during 2011.

1.1.4           Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property in the same geologic trend as the Stewart Property.

Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

On January 14, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra.

The Agreement calls for cumulative work commitments of Cdn$1,000,000 over five years, with a commitment of Cdn$50,000 in 2010, Cdn$200,000 in 2011, and Cdn$250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000 (received)	50,000 (received)
Year 1	$30,000	50,000 (received)	50,000 (received)
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

In fiscal 2011, Emgold and Valterra agreed to an amendment to the agreement whereby Valterra requested, and Emgold agreed, to accept securities of Valterra in satisfaction of the Year 1 cash payment of Cdn$30,000.  In February 2011 Emgold received the shares and warrants as specified in the agreement, and 600,000 units of Valterra in satisfaction of the Cdn$30,000 cash payment.  One unit of Valterra is comprised of one common share of Valterra and one warrant to acquire one additional share at an exercise price of $0.10 per share for a period of 24 months from the date of issue.  A further amendment was made effective June 17, 2011, pursuant to Valterra’s listing on the TSX Venture Exchange, whereby the Company has accepted that all further warrants issued pursuant to the agreement will be issued subject to a minimum exercise price of $0.10 per warrant in compliance with Exchange policy.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the Agreement with Valterra, should the Company elect to acquire two thirds of the net smelter returns royalty (“NSR”) currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

1.1.5           Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, $1,260 in 2010 and has averaged approximately $1,498 per ounce to August 29, 2011.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At June 30, 2011, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at June 30, 2011, the Company determined that impairment indicators existed based on the Company’s continued ability to raise financing and caused significant changes in the work programs. The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.1.6           Golden Bear Ceramics Company

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.  Plans are to construct a plant using the process developed by Golden Bear at the Idaho-Maryland Project in Grass Valley, CA and permitting to construct and operate a plant are included in the applications for the Project and are being evaluated as part of the EIR.  Emgold plans to ultimately spin off Golden Bear as an independently financed and managed company.  Golden Bear could ultimately develop a series of plants in the U.S. and overseas capable of processing a variety of mineral wastes into high quality recycled stone and ceramic building products.

Golden Bear entered into an agreement with Ceramext LLC in 2003 to develop and commercialize a hot vacuum extrusion apparatus developed by Ceramext LLC.  This agreement was terminated on May 7, 2009.

1.2           Results of operations

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (prepared under IFRS)
  for the six months endedJune 30,
(expressed in United States Dollars)
(Unaudited)
	June 30,		June 30,
	2011		2010
Expenses
Exploration and evaluation costs	$478,298		$322,723
Legal, accounting and audit	108,649		49,606
Stock-based compensation	45,813		102,961
Salaries and benefits	107,256		112,192
Office and administration	23,052		99,311
Shareholder communications	30,170		38,163
Management and consulting fees	21,533		48,143
Unrealized loss on marketable securities	33,245		--
Finance expense	--		27,340
Gain on sale of property and equipment	--		(36,000)
Foreign exchange (gain) loss	(5,305)		(20,578)
Unrealized gain on warrant liability	(59,592)	-	--
Amortization	9,759		9,930
Gain on settlement of debt	--		(77,197)
Bad debt recovery	-		(109,857)
Loss before provision for income taxes	(792,878)		(566,737)
Provision for income taxes	-		--
Net loss and comprehensive loss for the period	(792,878)		(566,737)

Fiscal 2011 compared to fiscal 2010

Emgold’s loss is fiscal 2011 was $792,878 or a loss per share of $ 0.02, compared to a loss of $566,737, or a loss per share of $0.03 in fiscal 2010.  This includes $ 478,298  in exploration costs incurred in fiscal 2011, compared to $322,723 incurred in fiscal 2010.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

In both fiscal 2011 and 2010, the Company has had no excess cash to invest in short-term investments resulting in no interest income in either fiscal period.  In fiscal 2010, the Company sold equipment with a book value of $nil for $36,000.

Amortization expenses relating to general and administrative activities decreased from $9,930 in fiscal 2010 to $ 9,759 in fiscal 2011.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one-third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $305,432.  Recovery of $77,045 was recorded against this provision in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of operations.  In fiscal 2011 Quorum provided services to Emgold totalling $68,275, compared to $70,251 A distribution of income from Quorum in the six months ended June 30, 2011 resulted in a credit to Emgold in the amount of $43,783.in fiscal 2010.

The Company has stopped all further development of the Ceramext® Process using hot vacuum extrusion.  In May 2009, the Ceramext agreement was terminated, and the advance technology royalties were not paid.  There were no expenditures in fiscal 2011 or 2010.

Foreign exchange changed from a loss of $20,578 in fiscal 2010 to a gain of $5,305 in fiscal 2011.  Fluctuations in currency are affecting operations to a greater degree in fiscal 2010 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss in prior years related to the convertible preference shares and related accrued dividends which were denominated in Canadian dollars.

Finance expense decreased from $27,340 in fiscal 2010 to $Nil in fiscal 2011.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and varied as exchange rates fluctuated.  A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares.  No interest will be accrued or paid in future periods.  Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.  The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

Legal, accounting and audit fees increased from $49,606 in fiscal 2010 to $108,649 in fiscal 2011, due to higher legal fees related to various proposed financings and general corporate issues, higher audit fees for the year ended December 31, 2010 than had been accrued and accounting fees related to the conversion to IFRS.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Management and consulting fees decreased from $48,143 in fiscal 2010 to $21,533 in fiscal 2011.  Consulting fees paid or accrued and payable to two private companies, each controlled by an officer and director of the Company, have decreased for one, and discontinued for another, due to changes in officers (consolidation of the CEO and COO position) and renegotiation of lower fees with the officers.  The Company has discontinued payment of quarterly directors’ fees to independent directors until it is in a better financial position.

Office and administration expenses decreased from $99,311 in fiscal 2010 compared to $23,052 in fiscal 2011.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.  In addition, a distribution of income from Quorum in the six months ended June 30, 2011 resulted in a credit to Emgold in the amount of $43,783.

Salaries and benefits decreased from, $112,192 in fiscal 2010 compared to $107,256 in fiscal 2011.

Shareholder communications costs remained relatively unchanged from $38,163 in fiscal 2010 to $30,170 in fiscal 2011.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Stock-based compensation decreased from $102,961 in fiscal 2010 to $45,813 in fiscal 2011.  The decrease relates to stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015.  In fiscal 2011, stock-based compensation of $58,978 (of which $13,166 is classified within exploration and evaluation costs) was recorded relating to the repricing of 405,700 stock options.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 1.68%, an expected life of 2.18 years, and an estimated volatility of 101%

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Exploration costs incurred by property are as follows:

	Six months ended June 30,		Cumulative Total of June 30,
	2011	2010	2011
Idaho - Maryland Property, California
Exploration cost
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	166,186	316,223	4,554,349
Land lease and taxes	73,219	177,695	1,579,371
Consulting	-	-	209,713
Mine planning	200,288	71,646	4,643,126
Site activities	-	-	1,672,390
Stock-based compensation	13,166	105,093	599,943
Transportation	--	--	128,250
Incurred during the year	452,859	670,657	14,607,763

Buckskin Rawhide Property, Nevada
Exploration cost
Geological and geochemical	15,929	1,275	17,204
Consumable material	1,165	3,910	5,075
Incurred during the year	17,094	5,185	22,279

Rozan Gold Property, British Columbia
Exploration costs
Assay and analysis	-	-	11,803
Geological and geochemical	--	1,076	123,388
Drilling	-	-	64,050
Site-activities	-	256	22,044
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	--	(2,529)	(7,322)

Incurred during the year	--	(1,197)	247,038
Stewart Property, British Columbia
Exploration cost
Assay and analysis	-	-	96,157
Drilling	-	-	530,056
Geological and geochemical	8,344	431	229,492
Site-activities	-	35	21,510
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	-	-	45,838
Assistance and recovery	--	--	(29,692)
Incurred during the year	8,344	466	928,734
Total exploration costs	$478,297	$178,625	$15,814,815

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Direct exploration expenditures on the I-M Project decreased from $670,657 in fiscal 2010 to $452,859 in fiscal 2011.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  The Company elected to make revisions to the Project Description permit applications and a Revised Draft EIR will be completed prior to the Final EIR being completed to allow public comment on the revisions.  The Final EIR is anticipated by the Company in mid-2012 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

1.3           Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.  Financial data for 2009 and 2010 were prepared in accordance with Canadian generally accepted accounting principles whereas data for June 30, 2011 was prepared in accordance with International Financial Reporting Standards.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

	Golden Bear Costs	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, and Other	General and administrative expenses (Note 1)	(Earnings) loss per quarter	Quarterly (earnings) loss per share
2011
Second Quarter	--	247,852	--	18,950	183,146	412,693	0.01
First Quarter	--	205,807	--	6,488	192,400	380,185	0.01
2010
First Quarter	--	176,825	1,331	466	371,877	466,195	0.03
Second Quarter	--	144,098	1	--	102,256	107,607	0.00
Third Quarter	--	100,461	(2,529)	(4,620)	220,073	135,322	0.01
Fourth Quarter	--	249,273	--	5,185	254,268	371,082	0.01
2009
Second Quarter	(38,876)	245,553	--	--	291,240	493,202	0.03
Third Quarter	(996)	283,616	24	--	311,116	565,351	0.03
Fourth Quarter	84,148	271,075	(4,614)	(8,012)	303,599	676,470	0.04
Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, gain on settlement of debt and the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the I-M Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.4           Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At June 30, 2011, the Company had a working capital deficiency of $223,008, defined as current assets less current liabilities, compared with a working capital surplus of $527,753 at December 31, 2010.  The Company’s condensed consolidated interim financial statements were prepared using International Financial Reporting Standards applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for six months ended June 30, 2011, were funded primarily from non-brokered private placements raising during fiscal 2010.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

The Company’s ability to continue as a going concern will continue to be contingent on its ability to obtain additional financing.  The challenging environment for raising equity and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints as well as a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study and to make modifications to the Project Description and Permit Application prior to moving forward with the Final EIR.

Investing Activities

As at June 30, 2011, Emgold has capitalized $1,021,820 (December 31, 2010 - $1,087,420) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property” in the year ended December 31, 2009.  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed price of Cdn$0.55 per share on the date of filing.

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  In December 2010, the Company issued a further 49,424 shares representing it’s Year 1 option payment pursuant to the agreement.

During the year ended December 31, 2010, the Company entered into an Agreement with Valterra on the option and sale of the Rozan property in British Columbia.  Pursuant to the Agreement, the Company received 50,000 common shares and 50,000 warrants of Valterra as the initial payment on the option agreement.   On February 8, 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement.  Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.  In June 2011, Valterra became listed on the TSX-V stock exchange, under the symbol VQA.

1.5           Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company has sufficient working capital to carry on planned operations, but will have to continue to raise equity capital for future operation.  If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Share Capital

At June 29, 2011 the Company had 38,552,444 common shares issued and outstanding.

Options and Warrants

For the six months ended June 30, 2011, a total of 405,700 incentive stock options previously granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to $0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

Financing Activities

Further financing will continue to be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced 100% recycled stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  The Company currently has no value for Golden Bear as Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008 and all costs were written off in fiscal 2008.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Going Concern

At June 30, 2011, and subsequent to that date, the Company has had a working capital deficit.

Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the I-M Project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The condensed consolidated interim financial statements for the six months ended June 30, 2011 and 2010 have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at June 30, 2011, as the Company has no source of revenue.  The Company incurred a loss of $792,878 for the six months ended June 30, 2011 ($566,737for the six months ended June 30, 2010) and had a working capital deficit of $223,008 (December 31, 2010 working capital surplus - $527,753) and an accumulated deficit of $48,637,967 at June 30, 2011 ($47,845,089 – December 31, 2010).  Operations for the six months ended June 30, 2011, have been funded primarily from working capital from private placements.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  The Company has also taken significant steps to reduce its overhead and operating costs on a corporate and project basis, and this has reduced ongoing financing requirements from previous years.

The condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2011 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the CEQA process and is requiring a substantial amount of the Company's financial and management resources.

At June 30, 2011, it is estimated that it may require, on average, approximately $150,000 - $250,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive Community Outreach Program to inform local residents and decision makers about the I-M Project and its benefits to the region, as well as to listen to and address their concerns.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization.  A high grade zone has been identified for core drilling and additional prospects on the property are being investigated.

The Company believes the Stewart Property is a highly prospective poly-metallic exploration property with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

1.6           Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.7           Related party transactions and balances

	June 30, 2011	December 31, 2010
Balance receivable from
Quorum Management (a)	$--	$124,605
Directors and officers	43,468	42,152
Total balance receivable from	$43,468	$166,757
Balances payable to:
Quorum Management (a)	$5,460	$--
Directors and officers	440,472	$289,965
Total balance receivable from	$445,932	$289,965

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Related party transactions reflected in these condensed consolidated interim financial statements are as follows:

(a)
In the six months ended June 30, 2011, $68,275 (2010 six months ended $70,251) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of loss and comprehensive loss.   A distribution of income from Quorum in the six months ended June 30, 2011 resulted in a credit to Emgold in the amount of $43,783.

(b)	Consulting fees of $21,533 (2010 –six months ended $27,368) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Consulting fees of $Nil (2010 –six months ended $20,775) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)
Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.8           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.4 or 1.5 above.

1.9           Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

1.10        Transitional to International Financial Reporting Standards

Effective the first quarter of 2011, the Company began preparing its financial statements in accordance with IFRS. Reconciliations, descriptions and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company are provided in Note 14, “IFRS Transition” to the unaudited condensed interim financial statements for the three months ended June 30, 2011. This note also includes reconciliations of equity and comprehensive income (loss) for comparative periods reported under Canadian GAAP with amounts reported for those periods under IFRS.

The Company has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on December 31, 2011, the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements. The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

-
 The convertible preference shares were treated as a compound financial instrument with debt and equity components under Canadian GAAP.  Under IFRS these convertible preference shares are classified as a liability. The change in treatment reflects the IAS 32 requirement that when a derivative financial instrument gives one party a choice over how it is settled (e.g. the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

-
Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 required the recognition of the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.  The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statement of net loss and comprehensive loss.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date.  The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010.  All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

The Company issued certain warrants with Cdn$ dollar exercise prices in connection with private placement financings completed during February 2010 and October 2010.  These warrants entitle the holder to acquire a fixed number of common shares for a fixed Cdn dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of income as they arise. The Company has recorded these changes in other gains and losses.  Under Canadian GAAP, these warrants were classified as equity and changes in fair value were not recognized.

1.11         Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and warrant liability.

The Company recognized no interest income during fiscal 2011.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

June 30, 2011
Accounts and other receivables -
Currently due	$13,506
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
13,506
Cash	456,523
$470,029

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  During the year ended December 31, 2010, the Company recorded a provision recovery of $305,432 (2009 - $77,045), in conjunction with previously impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2011, is the carrying value of its financial assets.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 12, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2010, the Company was able to raise net proceeds of $2,753,281 in private placements.  In addition, the Company has negotiated debt settlements with two suppliers to remove $152,034 in current liabilities from the balance sheet resulting in a gain on settlement of $77,197.  Further information regarding liquidity risk is set out in Note 1. Amounts due to related parties, the contractual maturities of which at June 30, 2011, are summarized as follows:

2011
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$374,641
In later than 90 days, not later than one year	5,998
Due to related parties with contractual maturities
Within 90 days or less	445,932
In later than 90 days, not later than one year	--
$826,571

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

June 30, 2011
Canadian dollars
Cash	$411,815
Accounts payable and accrued liabilities	(273,785)

Based on the above net exposures at June 30, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $13,803 in the Company’s loss from operations.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

1.12        Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.13.1     Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

1.13.2     Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs

See Item 1.3 in this Annual Report.

(b)	expensed research costs

See Item 1.3 in this Annual Report.

(c)	deferred development costs

Not applicable.

(d)	general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

1.13.3     Disclosure of Outstanding Share Data

The following details the share capital structure as of June 30, 2011, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at June 30, 2011

(a)           Authorized Capital

Unlimited number of common shares without par value.
Unlimited number of preference shares without par value.

(b)           Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable	lExpiry Date
$0.175	26,500	October 12, 2011
$0.175	170,500	November 19, 2013
$0.175	85,500	July 12, 2014
$0.175	39,000	November 24, 2011
$0.175	635,000	December 27, 2012
$0.175	97,500	May 18, 2013
$0.25	559,998	March 17, 2015
$0.25	1,500,000	December 8, 2015
	3,113,998

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date

350,000	$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012,
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012
5,315,856	$0.35	September 30, 2012
2,813,575	$0.35	September 9, 2015
7,836,633	$0.35	October 14, 2012
1,136,363	Cdn$0.30	December 21, 2012
159,090	Cdn$0.22	December 21, 2012
20,803,517

1.14        Other Information

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2010 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of June 30, 2011.  Based on that assessment, management concluded that, as at June 30, 2011, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Emgold Mining Corporation
Quarterly Report
Six Months Ended
June 30, 2011
(expressed in United States dollars, unless otherwise stated)

Management has concluded, and the audit committee has agreed that taking into account the present stage of Emgold’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.